UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the month of September 2016
Commission File Number: 001-33129

ALLOT COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

Attached is a position statement received from IBIM2 Limited, who holds 361,720 ordinary shares (or approximately 1.1%) of Allot Communications Ltd. (the "Company"), and Mr. Jose Sancho Garcia and Ms. Maria del Pilar Thomas Rios, who jointly hold 314,382 ordinary shares of the Company (or approximately 0.95%), relating to the Company's Annual General Meeting of shareholders, scheduled to be held on September 13, 2016.  These individuals are solely responsible for the content of their position statement, some of which is misleading. The Board of Directors rejects the assertions in this position statement and stands by its recommendations as set forth in the Company's Proxy Statement dated August 18, 2016, which is available at the website of the Securities and Exchange Commission at https://www.sec.gov/Archives/edgar/data/1365767/000117891316006209/exhibit_99-1.htm.

A copy of the shareholder position statement is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Communications Ltd. By: /s/ Rael Kolevsohn Rael Kolevsohn VP Legal Affairs and General Counsel
September 8, 2016

EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit Number	Description

99.1	Shareholder Position Statement